SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 11, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces that s&p maalot has reaffirmed the company's ila+ credit rating and the company's stable rating outlook

PARTNER COMMUNICATIONS ANNOUNCES THAT
S&P MAALOT HAS REAFFIRMED THE COMPANY'S ilA+ CREDIT
RATING AND THE COMPANY'S STABLE RATING OUTLOOK

ROSH HA'AYIN, Israel, August 11, 2021 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator reports today that Standard & Poor’s Global Ratings Maalot Ltd. (“Maalot”), has published a rating report regarding the Company. In its report, Maalot reaffirmed the Company’s 'ilA+' credit rating and the Company's "stable" rating outlook. In addition, Maalot reaffirmed the 'ilA+' rating of the Company's series of debentures.

For further information see S&P Maalot's full Report dated August 11, 2021 on:

https://maya.tase.co.il/reports/details/1393022  or its informal English translation which is attached hereto.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Mr. Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 Email: investors@partner.co.il

Partner Communications Company Ltd.

August 11, 2021

Primary Credit Analyst:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact:

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 11, 2021, the Hebrew version shall apply.

Table of Contents

Overview	2
Outlook	3
Downside Scenario	3
Upside Scenario	3
Base Case Scenario	3
Key Assumptions	3
Key Metrics	3
Base Case Projections	4
Company Description	4
Business Risk	5
Financial Risk	6
Liquidity	7
Debt Maturities	7
Covenant Analysis	7
Modifiers	8
Recovery Analysis	8
Key analytical factors	8
Simulated default assumptions	8
Simplified Waterfall	8
Reconciliation	9
Related Criteria And Research	11
Ratings List	12

1 ׀ August 11, 2021	Rating Affirmation

Partner Communications Company Ltd.

Partner Communications Company Ltd.

Issuer Credit Affirmed	ilA+/Stable

Overview

Key Strengths	Key Risks
•          Maintaining a leading competitive position in the Israeli communications market.
•          Diversified mix of operations in the various communication segments.
•          Access to a variety of funding sources.
•          Low leverage compared with competitors.

•          Exposure to regulatory changes.
•          High competition in the areas of activity.
•          Downward trend in cellular operations’ revenues and profitability.
•          Continued decrease in available cash flow (after capital expenditures).

Partner Communications company Ltd. ("Partner" or "the Company”)’s revenues decreased by about 1.4% in 2020, following the trend in previous years. Most of the decrease was due to lower revenues from services, partly mitigated by somewhat higher revenues from equipment. However, over the year the Company launched its 5G network, expanded its independent fiber infrastructure, deepened its cooperation with Netflix in the television segment and endeavored to become more efficient and cost- effective. These actions mitigated the negative impact of the sharp decline in roaming revenues as a result of covid-19 and increased the Company’s user base in all segments in which it operates.

The Company's adjusted EBITDA decreased by about 7% in 2020, mainly due to the cellular segment, but its operating margin remained above 20%. Over the year, the Company took streamlining measures to reduce the negative effects on revenues of covid-19. In addition, following a regulatory decision, the Company received a refund of about NIS 20 million from Bezeq The Israeli Telecommunications Corp. Ltd. (ilAA-/Stable) for excess payments for access to the internet infrastructure in the wholesale market in previous years. The decrease in these expenses was partly mitigated by an increase in connectivity expenses resulting from a significant increase in the volume of outgoing calls due to the coronavirus crisis.

The Company's adjusted free cash flow was about NIS 151 million in 2020 , unchanged from last year, mainly as a result of a 14% decrease in capital expenditure (capex), which mitigated the decrease in operating cash flow. We estimate that operating cash flow will continue to decrease in 2021 alongside an increase in expenses mainly for investments in the fiber infrastructure, so that the free cash flow will be low but still positive.

2 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

Outlook

Partner’s stable outlook reflects our assessment that in the next 12 months the Company will present coverage ratios commensurate with the current rating, i.e. an adjusted debt to EBITDA ratio of 3.0x- 3.5x, despite expected decrease in cash flows due to continued high capital expenditures, especially in fiber-optic, and the challenging competitive environment in the communications market. The stable outlook also reflects our assessment that The Company’s adjusted EBITDA margin will be about 20% and that its revenue base from TV services and fiber-optic internet subscribers will continue growing and preserve its competitive position. We expect Partner to present a positive yet low free cash flow in the medium term and maintain a strong liquidity profile.

Downside Scenario

We may downgrade the Company if its adjusted debt to EBITDA ratio exceeds 4x or if its EBITDA margin is materially lower than 20% over time, or if its liquidity profile significantly deteriorates. We may also consider a downgrade if the Company’s free operating cash flow is materially lower than our base case assumptions, or if its business risk profile weakens, due, for example, to a recession which includes high unemployment rates and high company default rates, or to intense competition in the communications market.

Upside Scenario

We may consider an upgrade if Partner presents materially better operating performance than we assumed in our base case scenario, to be reflected in adjusted debt to EBITDA consistently below 3x, while maintaining an EBITDA margin materially over 25% and materially improved free cash flow, alongside continued growth in the TV and fiber internet segments which would compensate for the decrease in revenues from cellular services and equipment sales.

Base Case Scenario

Key Assumptions

•	Moderate growth in revenue and EBITDA in 2021 and 2022.

•
Stability to moderate increase in revenues from cellular operations following some recovery in roaming revenues and an increase in end equipment sales, despite our assessment of a further moderate decline in average monthly revenues per cellular user subscriber (ARPU) in 2021.

•	Growth in TV and internet revenues based on growth in subscribers and wider fiber-optic network.

•	Annual reported investments of NIS 650 million - NIS 700 million in 2021 and 2022, mainly for the deployment of fiber-optic network.

•	No dividend distribution in 2021.

3 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

Key Metrics
Financial Metric	2020A	2021E	2022E
EBITDA margin	21.3%	20%-23%	21% -24%
Debt/EBITDA	2.7x	2.4x-2.7x	2.2x-2.5x
FFO/debt	33.1%	30%-36%	35%-40%

A - actual. E – Estimate. FFO – funds from operations.

Base Case Projections

Moderate growth in revenue and EBITDA in the fixed line segment

We expect continued moderate growth in revenue and EBITDA from the internet and TV segments, alongside a decrease in revenue from international call services, in line with market trends. The expected increase in revenues and EBITDA in the fixed line segment is mainly due to our assessment of a continued increase in the number of subscribers as a result of the Company's continued investments in its growth engines, which include equipment and fiber-optic.

Stability to moderate increase in cellular segment revenues

In the cellular segment, we expect some recovery in roaming revenues as flight volume picks up, and higher end-equipment sale as a result of the launch of new devices.

Adjusted debt set to decrease

Continued decrease in the Company’s adjusted debt, and maintenance of adequate amortization in accordance with the Company’s financial policy. As a result, we estimate that in 2021-2022, the Company will maintain low leverage commensurate with the rating, as reflected by adjusted debt to EBITDA below 3.0x.

Company Description

Partner Communications Company Ltd. is one of the four largest communication companies in Israel. The Company operates in two major segments: cellular communication and fixed-line communication. The cellular communication segment generates most of the Company’s revenues, and includes all services provided on the cellular network: airtime, roaming, content services and sale and leasing of related equipment. The fixed-line communication segment includes providing internet services, business client communication services, Partner TV, international communication and network end solutions. This segment also includes the sale of international communication routers and phones. In the internet services segment, the Company began the deployment and marketing of an independent fiber-optic network in the second half of 2017.

4 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

In November 2019, S.B. Israel Telecom Ltd., which, as of March 2021, holds 27.11% of Partner’s shares, announced its non-compliance with the terms of a loan provided by Advent Investments Pte Ltd., a subsidiary of Hutchison Telecom. Under the terms of this loan, Partner’s shares were encumbered to Advent. Consequently, an official receiver was appointed over S.B. Israel Telecom’s Partner shares, which is entitled to exercise a means of control, until the implementation of the encumbrance by Advent is approved by the regulator and the court.

Business Risk

Partner's business risk profile is underpinned by its long-lasting leading position as one of the four largest communications companies in Israel with diverse activities in the cellular, TV and Internet segments. On the other hand, the communications market and all its segments are under increased regulation. The opening of the market to new competitors has led to intense and ongoing competition and instability, that characterize the communications market until today. As a result, high churn rates in the cellular segment are creating downward pressure on prices offered to customers. It should be noted that since 2019, Partner has been showing a consistent decline in cellular churn rates, from about 35% in 2018 to about 30% in 2020, and a further decline in the first quarter of 2021. Although Partner’s cellular subscribers increased in numbers in 2020 and in the first quarter of 2021, the continued decline in ARPU as a result of market competition alongside with the significant decline in roaming services revenues due to the coronavirus pandemic led to a decline in cellular segment revenues in 2020. In the fixed line segment, revenue growth continued due to the Company's growth in the internet and TV segments. The Company’s total revenues grew by about 3% year-on-year in the first quarter of 2021, but an increase in expenses and a decrease of about 9% in ARPU led to a decrease of about 6.5% in adjusted EBITDA in this quarter (considering a one-time repayment of NIS 20 million made in the first quarter of 2020), despite the increase in the number of subscribers in all segments. Looking ahead, we estimate that the Company’s revenues will somewhat increase, as a result of the continued increase in revenues in the fixed line segment, which includes TV services and fiber-optic infrastructure, and some recovery in the cellular segment. The Company's adjusted EBITDA continues to decrease and its adjusted operating profitability (EBITDA margin) also declined from about 22.8% in 2018 to about 21% in 2020. Although the EBITDA margin exceeds 20%, it is lower than the telecommunication industry average. We estimate that the EBITDA margin will remain stable or at most increase moderately in the coming years, remaining commensurate with the current rating.

5 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

Financial Risk

The Company’s adjusted debt to EBITDA was 2.7x, similar to 2019, despite a decrease of about 7% in adjusted EBITDA to about NIS 680 million, as a result of a decrease of about 5% in adjusted debt to about NIS 1.8 billion. In the 12 months ended March 31, 2021, the Company’s adjusted debt-to- EBITDA was about 2.7x, compared with 2.2x in the previous 12 months. Most of the change was due to the the coronavirus pandemic’s adverse effects on the economy in general and on revenues from roaming services and the equipment sales in particular, alongside continued intense competition. In our base case scenario we estimate that in 2021 the Company’s leverage may improve, as reflected, among other things, in adjusted debt to EBITDA of 2.4x-2.7x.

The Company’s operating cash flow also decreased by about 11% In 2020, mainly due to the decrease in EBITDA, but adjusted free operating cash flow (after capital expenditure) remained unchanged and amounted to about NIS 151 million due to a reduction in capital expenses by 14%. In our base case scenario we expect a decrease in operating cash flow in 2021 and a decrease in free operating cash flow due to an increase in capital expenditure. It should be noted that most of this expenditures are in growth engines, and the Company can spread them over time if necessary, but we believe that they are material for maintaining Partner's position as one of the four leading communications companies in Israel. However, we expect an improvement in operating cash flow in 2022 with no material change in capital expenditure, leading to an increase in free operating cash flow. In our base case scenario, we do not assume any dividend distribution in 2021.

Table 1.

Partner Communications Co. Ltd. – Financial Summary (Mil. NIS)

Industry Sector: Diversified Telecom

	2020	2019	2018	2017	2016
Revenue	3,189	3,234	3,259	3,268	3,544
EBITDA	679	732	744	928	751
Funds from operations (FFO)	611	674	641	700	571
Interest expense	73	77	81	207	149
Cash interest paid	67	57	101	199	150
Cash flow from operations	609	686	574	996	1,070
Capital expenditure	458	534	411	376	196
Free operating cash flow (FOCF)	151	152	163	620	874
Discretionary cash flow (DCF)	151	150	63	620	874
Cash and short-term investments	787	851	416	1,017	1,168
Gross available cash	787	851	416	1,017	1,168
Debt	1,845	1,952	1,680	1,755	2,517
Equity	1,723	1,417	1,406	1,434	1,111
Adjusted ratios
Annual revenue growth (%)	(1.4)	(0.8)	(0.3)	(7.8)	(13.8)

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Partner Communications Company Ltd.

	2020	2019	2018	2017	2016
EBITDA margin (%)	21.3	22.6	22.8	28.4	21.2
Return on capital (%)	2.4	(1.0)	1.1	6.3	(0.6)
EBITDA interest coverage (x)	9.3	9.5	9.2	4.5	5.0
FFO cash interest coverage (x)	10.1	12.8	7.3	4.5	4.8
Debt/EBITDA (x)	2.7	2.7	2.3	1.9	3.4
FFO/debt (%)	33.1	34.5	38.1	39.9	22.7
Cash flow from operations/debt (%)	33.0	35.2	34.2	56.7	42.5
FOCF/debt (%)	8.2	7.8	9.7	35.3	34.7
DCF/debt (%)	8.2	7.7	3.7	35.3	34.7

Liquidity

We assess Partner’s liquidity as strong. We expect the ratio between the Company's sources and uses to exceed 1.5x in the 12 months starting April 1, 2021. This assessment is based on the current cash balance, on the Company’s cash generation ability and on a proactive liquidity policy reflected in the issuance of deferrable bonds and options. The Company’s good access to diversified funding sources in the local capital market, as reflected by a NIS 276 million equity issuances in 2020, contributes to the Company’s overall liquidity assessment. We stress that our assessment is based on the assumption that the Company will not distribute dividends in the short- to medium term.

Following are the Company’s main sources and uses for the 12 months starting April 1, 2021:

Principal Liquidity Sources	Principal Liquidity Uses
•          About NIS 947 million in cash and cash equivalent.
•          Cash FFO (funds from operations) of NIS 640 million - NIS 660 million.
•          Debt issuance proceeds of about NIS 23 million as part of option realization in the second quarter of 2021.
• Ongoing maturities of long term loans and bonds of about NIS 290 milion. • Capital expenditure of NIS 650 million - NIS 700 million.

Debt Maturities
Year	2021	2022	2023	2024	2025 onwards*
Maturities (Mil. NIS)	290 (*)	265	236	224	596

(*) outstanding maturities. Since the beginning of 2021 until the date of this report, the Company repaid a total of about NIS 142 million.

Covenant Analysis

As of the date of this report, the Company meets its financial covenants with adequate headroom.

7 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

Modifiers

Diversification/portfolio effect: Neutral Capital structure: Neutral

Liquidity: Neutral Financial policy: Neutral

Management and governance: Neutral

Comparable ratings analysis: Neutral

Recovery Analysis

Key analytical factors

•
We are affirming our ‘ilA+’ rating, identical to the issuer rating, on Partner’s unsecured bond series (Series D, F, G). The recovery rating for these series is ‘3', reflecting our assessment that in the hypothetical default scenario, the recovery rate would be 50%-70%.

•
Our recovery prospect assessment is constrained to the 50%-70% range despite the simplified waterfall, due to our assessment that on the path to default the Company will exchange unsecured debt for secured or senior debt.

Simulated default assumptions

•	Simulated year of default: 2026

•
A recession in the Israeli economy will lead to a decrease in consumption, to a decrease in revenues in some traditional segments and to increased competition in most segments, adversely affecting the Company's cash flows and liquidity, such that it is unable to meet its debt service payments.

•	As one of the Israeli communication market leaders, the Company will continue operating as a going concern, and undergo reorganization.

Simplified Waterfall

•	EBITDA at emergence: about NIS 232 million

•	Industry EBITDA multiple: 6.0x

•	Gross enterprise value as going concern: about NIS 1,392 million
•	Administrative costs: 5%
•	Net enterprise value available to unsecured creditors: about NIS 1,322 million
•	Total unsecured debt: about NIS 888 million

•	Recovery expectations for unsecured debt: 50%-70%
•	Recovery rating for unsecured debt (1 to 6): 3 (constrained as mentioned above)

8 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

All debt amounts include six months' prepetition interest.

Mapping Recovery Percentages To Recovery Ratings

Recovery expectations (%)	Description	Recovery rating	Notching above/below issuer rating
100%	Full recovery	1+	+3 notches
90%-100%	Very high recovery	1	+2 notches
70%-90%	Substantial recovery	2	+1 notch
50%-70%	Meaningful recovery	3	0 notches
30%-50%	Average recovery	4	0 notches
10%-30%	Modest recovery	5	-1 notch
0%-10%	Negligible recovery	6	-2 notches

Recovery ratings are capped in certain countries to adjust for reduced creditor recovery prospects in these jurisdictions. Recovery ratings on unsecured debt issues are generally also subject to caps (see Step 6, paragraphs 90-98 of Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016, for further detail). ICR--Issuer credit rating.

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the financial statements which we use to calculate financial ratios. The main adjustments we made to Partner Communications Company Ltd. data for 2020 are as follows:

•	Capitalization of subscribers’ acquisition costs in the amount of approximately NIS 115 million and their reduction from EBITDA, operating cash flow and capital expenditure.

•	Pension adjustments of about NIS 30 million to financial debt.
•	Guarantee adjustments of about NIS 73 million to financial debt.

•	Deducting excess cash, as we define it, of about NIS 0.6 billion, from reported financial debt.

Table 2.

Partner Communications Co. Ltd.--Reconciliation Of Reported Amounts With S&P Global Ratings' Adjusted Amounts (Mil. NIS) for the Fiscel Year Ended Dec 31, 2020

Partner Communications Co. Ltd. reported amounts

	Debt	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations	Capital expenditure
Reported	1,599.0	810.0	96.0	71.0	679.0	786.0	573.0
S&P Global Ratings adjustments
Cash taxes paid	--	--	--	--	(1.0)	--	--
Cash interest paid	--	--	--	--	(67.0)	--	--

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Partner Communications Company Ltd.

	Debt	EBITDA	Operating income	Interest expense	S&P Global Ratings' adjusted EBITDA	Cash flow from operations	Capital expenditure
Trade receivables securitizations	1.0	--	--	--	--	(1.0)	--
Reported lease liabilities	702.0	--	--	--	--	--	--
Postretirement benefit obligations/defer red compensation	32.3	--	--	2.0	--	--	--
Accessible cash and liquid investments	(590.3)	--	--	--	--	--	--
Capitalized development costs	--	(115.0)	(18.0)	--	--	(115.0)	(115.0)
Share-based compensation expense	--	12.0	--	--	--	--	--
Asset- retirement obligations	16.2	--	--	--	--	--	--
Nonoperating income (expense)	--	--	5.0	--	--	--	--
Reclassificatio n of interest and dividend cash flows	--	--	--	--	--	(61.0)	--
Debt: Guarantees	73.0	--	--	--	--	--	--
Debt: Litigation	12.0	--	--	--	--	--	--
EBITDA: Other	--	(28.0)	(28.0)	--	--	--	--
EBIT: Other	--	--	28.0	--	--	--	--
Total adjustments	246.3	(131.0)	(13.0)	2.0	(68.0)	(177.0)	(115.0)

S&P Global Ratings adjusted amounts

	Debt	EBITDA	EBIT	Interest expense	Funds from operations	Cash flow from operations	Capital expenditure
Adjusted	1,845.3	679.0	83.0	73.0	611.0	609.0	458.0

10 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

Related Criteria And Research

•	Principles Of Credit Ratings, February 16, 2011
•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Methodology: Industry Risk, November 19, 2013
•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Corporate Methodology, November 19, 2013

•	Key Credit Factors For The Telecommunications And Cable Industry, June 23, 2014

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Recovery Rating Criteria For Speculative-Grade Corporate Issuers, December 7, 2016
•	Methodology For National And Regional Scale Credit Ratings, June 25, 2018

•	Corporate Methodology: Ratios And Adjustments, April 1, 2019
•	Group Rating Methodology, July 1, 2019
•	S&P Global Ratings Definitions, January 5, 2021

11 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

Ratings List

Partner Communications Company Ltd.	Rating	Date when the rating was first published	Last date when the rating was updated
Issuer rating(s)
Long term	ilA+/Stable	01/08/2003	11/08/2020

Issue rating(s)
Senior Unsecured Debt
Series D	ilA+	09/03/2010	11/08/2020
Series F	ilA+	02/07/2017	11/08/2020
Series G	ilA+	09/12/2018	11/08/2020

Issuer Credit Rating history
Long term
August 10, 2020	ilA+/Stable
August 05, 2019	ilA+/Negative
July 29, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
May 24 ,2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
May 20 ,2007	ilAA-/Stable
August 03, 2004	ilA
July 28, 2004	ilAA-
16 February, 2004	ilA+

Additional details
Time of the event	01/08/2021 17:32
Time when the event was learned of	01/08/2021 17:32
Rating requested by	Issuer

12 ׀ August 11, 2021	www.maalot.co.il

Partner Communications Company Ltd.

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13 ׀ August 11, 2021	www.maalot.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO&Chief Financial Officer

Dated: August 11, 2021